Exhibit 99.48

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF CANOPY GROWTH CORPORATION

REPORT OF VOTING RESULTS

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

Following the Annual Meeting of the holders of common shares (“Shares”) of Canopy Growth Corporation (the “Corporation”) held on September 15, 2017 (the “Meeting”), in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

1. Election of Directors

At the Meeting, each of John K. Bell, Murray Goldman, Bruce Linton, Chris Schnarr and Peter E. Stringham were elected as directors of the Corporation. Based on proxies received, each director received the following number and percentage of votes:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John K. Bell	20,538,945	98.65	280,528	1.35
Murray Goldman	18,697,708	89.81	2,121,765	10.19
Bruce Linton	19,003,280	91.28	1,816,193	8.72
Chris Schnarr	20,259,887	97.31	559,586	2.69
Peter E. Stringham	20,284,654	97.43	534,819	2.57

2. Appointment of Auditors

Resolutions appointing Deloitte LLP as auditors of the Corporation until the Corporation’s next annual meeting of shareholders and authorizing the directors to set the auditor’s remuneration were approved by a majority of the votes by way of a show of hands.

3. Employee Stock Purchase Plan

Based on proxies received and votes cast by show of hands during the Meeting, a resolution ratifying, confirming, and approving the Corporation’s Employee Stock Purchase Plan as further set out management information circular dated August 11, 2017 was approved. Management received proxies as follows on the resolution:

	Votes For	% Votes For	Votes Against	% Votes Against
Employee Stock Purchase Plan	20,393,966	97.96	425,507	2.04

4. Omnibus Incentive Plan

Based on proxies received and votes cast by ballot during the Meeting, the Omnibus Incentive Plan of the Corporation as further set out management information circular dated August 11, 2017 was approved. Management received proxies as follows on the resolution:

	Votes For	% Votes For	Votes Against	% Votes Against
Omnibus Incentive Plan	18,336,277	88.07	2,483,195	11.93

On the Corporation’s record date, August 11, 2017, it had 170,917,062 issued and outstanding Shares. There were 37,579,240 Shares, or 21.99% of the issued and outstanding Shares, at the Meeting either present in person or represented by proxy. Each of the matters set out above is described in greater detail in the management information circular dated August 11, 2017 provided to the Corporation’s shareholders prior to the Meeting and is available on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

DATED this 18th day of September, 2017.

CANOPY GROWTH CORPORATION

(Signed)

Tim Saunders

Chief Financial Officer